UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION DATE
RESULTS OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – April 12, 2022 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced cash tender offers (each, an “Offer” and collectively, the “Offers”) by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of (i) its notes of the series set forth in the table below under the heading “Tender Group 1” and (ii) its notes of the series set forth in the table below under the heading “Tender Group 2.” Tender Group 1 and Tender Group 2 are referred to herein individually as a “Tender Group” and collectively as the “Tender Groups.” The notes for each Tender Group are referred to herein collectively as the “Notes.”

The following tables set forth certain information about the Offers for each Tender Group, including the aggregate principal amount of Notes validly tendered and accepted in such Offers, and the aggregate principal amount of Notes reflected in notices of guaranteed delivery delivered at or prior to the Expiration Date (as defined below):

Tender Group 1
Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered	Principal Amount Accepted	Principal Amount Reflected in Notices of Guaranteed Delivery
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	1	US$678,649,000	US$1,056.16	US$58,159,000	US$58,159,000	-
4.750% Global Notes Due January 2025	- / XS0982711714	2	€446,148,000	€1,068.34	€135,488,000	€135,488,000	-
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	3	US$809,711,000	US$1,048.58	US$77,659,000	US$77,659,000	-
8.750% Global Notes Due May 2026	71647NAQ2 / US71647NAQ25	4	US$548,009,000	US$1,170.89	US$101,804,000	US$101,804,000	US$236,000
6.250% Global Notes Due December 2026	- / XS0718502007	5	£582,539,000	£1,043.41	£16,429,000	£16,429,000	-
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	6	US$1,224,805,000	US$1,111.06	US$223,973,000	US$223,973,000	US$1,460,000
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	7	US$1,510,525,000	US$1,044.06	US$201,581,000	US$201,581,000	US$680,000
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	8	US$694,659,000	US$1,026.52	US$35,314,000	US$35,314,000	-
5.375% Global Notes Due October 2029	- / XS0835891838	9	£356,598,000	£963.96	£10,633,000	£10,633,000	-
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	10	US$1,553,169,000	US$982.60	US$670,341,000	US$670,341,000	US$22,209,000

_____________________________________________________________________________
(1)	Including Notes held by Petrobras or its affiliates.
(2)	Per each US$1,000, €1,000 or £1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase. The applicable consideration does not include accrued and unpaid interest on the Notes accepted for purchase through the Settlement Date (as defined below), which will be payable in cash.

Tender Group 2
Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered	Principal Amount Accepted	Principal Amount Reflected in Notices of Guaranteed Delivery
5.500% Global Notes Due June 2051	71647NBJ7 / US71647NBJ72	1	US$1,234,620,000	US$839.90	US$53,549,000	US$53,549,000	US$1,693,000
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	2	US$409,167,000	US$906.60	US$8,414,000	US$8,414,000	US$424,000
6.750% Global Notes Due June 2050	71647NBG3 / US71647NBG34	3	US$692,398,000	US$950.07	US$47,682,000	US$47,682,000	-
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	4	US$1,070,033,000	US$973.26	US$36,521,000	US$36,521,000	-
5.600% Global Notes Due January 2031	71647NBH1 / US71647NBH17	5	US$1,767,676,000	US$993.85	US$172,745,000	US$172,745,000	US$38,720,000
6.625% Global Notes Due January 2034	- / XS0982711474	6	£441,746,000	£997.06	£4,987,000	£4,987,000	-
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	7	US$849,827,000	US$996.70	US$49,694,000	US$49,694,000	-
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	8	US$815,464,000	US$1,010.62	US$8,821,000	US$8,821,000	US$13,000
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	9	US$1,055,039,000	US$1,019.83	US$10,182,000	US$10,182,000	-

_____________________________________________________________________________
(1)	Including Notes held by Petrobras or its affiliates.
(2)	Per each US$1,000 or £1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase. The applicable consideration does not include accrued and unpaid interest on the Notes accepted for purchase through the Settlement Date, which will be payable in cash.

The Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated April 5, 2022 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The Offers expired at 5:00 p.m., New York City time, on April 11, 2022 (the “Expiration Date”). The settlement date with respect to the Offers is expected to occur on April 14, 2022 (the “Settlement Date”).

In order to be eligible to participate in the Offers, holders of Notes reflected in notices of guaranteed delivery received by PGF prior to the Expiration Date must deliver such Notes to PGF by 5:00 p.m., New York City time, on April 13, 2022 (the “Guaranteed Delivery Date”).

The purchase of all Notes validly tendered in the Offers with respect to Tender Group 1 would cause PGF to purchase an aggregate principal amount of Notes of Tender Group 1 that would result in an aggregate amount to be paid by PGF in excess of the maximum consideration for Tender Group 1 described in the Offer to Purchase. In order to accept for purchase all of the Notes in Tender Group 1 validly tendered, and all of the Notes reflected in notices of guaranteed delivery received by PGF, in each case on or prior to the Expiration Date, PGF is increasing the maximum consideration amount for Tender Group 1 set forth in the Offer to Purchase from U.S.$1.0 billion to U.S.$1,634,162,597.01. As a result, on the terms and subject to the conditions set forth in the Offer to Purchase, PGF has accepted for purchase all of the Notes in Tender Group 1 validly tendered, and expects to accept all of the Notes in Tender Group 1 for which PGF has received notices of guaranteed delivery and that are delivered on or prior to the Guaranteed Delivery Date.

On the terms and subject to the conditions set forth in the Offer to Purchase, PGF has accepted for purchase all of the Notes in Tender Group 2 validly tendered, and expects to accept all of the Notes in Tender Group 2 for which PGF has received notices of guaranteed delivery and that are delivered on or prior to the Guaranteed Delivery Date.

The principal amount of Notes that will be purchased by PGF on the Settlement Date is subject to change based on deliveries of Notes pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Offers is expected to be issued on or promptly after the Settlement Date.

The total cash payment to purchase Notes accepted and expected to be accepted in the Offers , excluding accrued and unpaid interest, will be approximately US$2.0 billion.

The exchange rates used to calculate the maximum consideration payable for each Tender Group were £1.3040 per US$1.00 and €1.0896 per US$1.00, the applicable exchange rates as of 11:00 a.m., New York City time on the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Date have been satisfied.

# # #

PGF engaged BNP Paribas Securities Corp. (“BNP PARIBAS”), Citigroup Global Markets Inc. (“Citigroup”), HSBC Securities (USA) Inc. (“HSBC”), Mizuho Securities USA LLC (“Mizuho Securities”), Morgan Stanley & Co. LLC (“Morgan Stanley”), and Scotia Capital (USA) Inc. (“Scotiabank” and together with BNP, Citi, HSBC, Mizuho and Morgan Stanley, the “Dealer Managers”) to act as dealer managers with respect to the Offers. Global Bondholder Services Corporation acted as the depositary and information agent (the “Depositary”) for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

Any questions or requests for assistance regarding the Offers may be directed to BNP PARIBAS confirmation No. at +1 (212) 841-3059 or toll-free at +1 (888) 210-4358, Citigroup collect at +1 (212) 723-6106 or toll free at +1 (800) 558-3745, HSBC collect at +1 (212) 525-5552 or toll free at +1 (888) HSBC-4LM, Mizuho Securities collect at +1 (212) 205-7736 or toll free at +1 (866) 271-7403, Morgan Stanley collect at +1 (212) 761-1057 or toll free at +1 (800) 624-1808 and Scotiabank collect at +1 (212) 225-5501 or toll free at +1 (833) 498-1660. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2015 (toll-free) or +1 (212) 430-3774 (banks and brokers call). The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

The Offers were made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Notice to Prospective Investors in the United Kingdom

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any such related documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the offer to purchase any securities may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement and any such related documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release and any such related documents and/or materials are available only to and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: April 12, 2022